

August 16, 2010

Dr. Eli Harari
Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

     Re: **SanDisk Corporation**
             Definitive Proxy Statement on Schedule 14A
             Filed April 22, 2010
             File No. 000-26734

Dear Dr. Harari:

     We have completed our review of your filing and do not have any further comments at this time.

                                  Sincerely,

                                  Mark P. Shuman
                                  Branch Chief – Legal

cc: <u>Via facsimile: (408) 801-8504</u>
       James F. Brelsford, Esq.
       General Counsel
       SanDisk Corporation